Room 4561

	September 30, 2005

Mr. Michael D. Hill
Secretary
Perficient, Inc.
1120 South Capital of Texas Highway
Suite 220, Building 3
Austin, Texas 78746

Re:	Perficient, Inc.
	Schedule 14A filed September 21, 2005
	File No. 1-15169

Dear Mr. Hill:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Proposal 2. Amendment to the Certificate of Incorporation, page 7

1. It appears that certain share amounts have been omitted from your preliminary proxy statement. Please include such information in your revised proxy statement.

2. You state that the purpose for increasing the number of authorized shares of common stock is to "allow [y]our [b]oard of [d]irectors to move promptly to issue additional shares of [c]ommon [s]tock, if appropriate opportunities should arise, without the delay of obtaining the requisite approvals." Revise to disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

3. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares.
Please
also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether you have any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Perry
Hindin
at (202) 551-3444, with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C.
Jacobs, Assistant Director at (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	J. Nixon Fox III
	Vinson & Elkins LLP
	The Terrace 7
	2801 Via Fortuna, Suite 100
	Austin, Texas 78746-7568
	Telephone: (512) 542-8400
	Facsimile:  (512) 542-8612